Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2004	2003	2002	2001	2000
Fixed charges
Interest expense	$69.0	$69.6	$66.5	$70.0	$79.8
Interest capitalized during the period	16.3	14.5	13.9	11.8	11.4
Amortization of debt issuance expenses	3.5	3.8	2.6	2.7	3.2
Portion of rental expense representative of interest	61.6	55.2	53.0	53.9	42.2

Total Fixed Charges	150.4	143.1	136.0	138.4	136.6

Earnings
Income (loss) from continuing operations before income taxes	(76.0)	380.5	332.8	(73.0)	348.5
Add (deduct) the following:
Share of loss (income) of associated companies	(14.0)	(16.2)	14.2	(8.6)	(20.5)
Amortization of capitalized interest	11.7	10.2	8.8	5.4	2.2

Subtotal	(78.3)	374.5	355.8	(76.2)	330.2

Fixed charges per above	150.4	143.1	136.0	138.4	136.6
Less interest capitalized during the period	(16.3)	(14.5)	(13.9)	(11.8)	(11.4)

Total earnings	$55.8	$503.1	$477.9	$50.4	$455.4

Ratio of earnings to fixed charges	*	3.52	3.51	*	3.33

*	Earnings for the years ended December 31, 2004 and 2001 were inadequate to cover fixed charges by $94.6 million and $88.0 million, respectively.